As filed with the Securities and Exchange Commission on December 23, 2014.

Registration Nos. 333-148082

811-22154

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

form N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 110	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 113	☒

(Check Appropriate Box or Boxes)

COLUMBIA ETF TRUST

(Exact Name of Registrant as Specified in Charter)

50606 Ameriprise Financial Center, Minneapolis, MN 55474

(Address of Principal Executive Officers) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (800) 345-6611

Christopher O. Petersen, Esq.

c/o Columbia Management Investment Advisers, LLC

225 Franklin Street

Boston, Massachusetts 02110

(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

This Post-Effective Amendment relates to all series of the Registrant.

EXPLANATORY NOTE

This Post-Effective Amendment No. 110 to the Registration Statement on Form N-1A (File No. 333-148082) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 110 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 110 does not change the form of the prospectuses and Statement of Additional Information relating to Post-Effective Amendment No. 38 filed electronically on February 28, 2014 with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 110 shall become effective upon filing with the SEC.

PART C

OTHER INFORMATION

Item 28.	Exhibits

(a)(1)	Certificate of Trust dated December 7, 2007 is incorporated by reference from Registrant’s initial registration statement filed on December 14, 2007.

(a)(2)	Certificate of Amendment to Certificate of Trust dated March 25, 2008 is incorporated by reference from Pre-Effective Amendment No. 2 to Registrant’s registration statement filed on April 8, 2009.

(a)(3)	Certificate of Amendment to Certificate of Trust dated January 12, 2009 is incorporated by reference from Pre-Effective Amendment No. 2 to Registrant’s registration statement filed on April 8, 2009.

(a)(4)	Trust Instrument is incorporated by reference from Pre-Effective Amendment No. 2 to Registrant’s registration statement filed on April 8, 2009.

(b)	Amended and Restated By-laws of Registrant are incorporated by reference to Post-Effective Amendment No. 37 to Registration Statement No. 333-148082 of the Registrant on Form N-1A (Exhibit (b)), filed on February 29, 2012.

(c)	Not applicable

(d)	Investment Management Services Agreement, dated May 10, 2011, between Registrant and Columbia Management Investment Advisers, LLC is incorporated by reference to Post-Effective Amendment No. 86 to Registration Statement No. 333-148082 of the Registrant on Form N-1A (Exhibit (d)), filed on February 28, 2014.

(e)	Distribution Agreement between Registrant and ALPS Distributors, Inc. LLC is incorporated by reference to Post-Effective Amendment No. 86 to Registration Statement No. 333-148082 of the Registrant on Form N-1A (Exhibit (c)), filed on February 28, 2014.

(f)	Not applicable

(g)(1)	Custody Agreement between Registrant and The Bank of New York Mellon Corporation, dated March 20, 2009, LLC is incorporated by reference to Post-Effective Amendment No. 86 to Registration Statement No. 333-148082 of the Registrant on Form N-1A (Exhibit (g)(1)), filed on February 28, 2014.

(g)(2)	Amended and Restated Schedule II to the Custody Agreement updating new ETF names is incorporated by reference to Post-Effective Amendment No. 86 to Registration Statement No. 333-148082 of the Registrant on Form N-1A (Exhibit (g)(2)), filed on February 28, 2014.

(h)(1)	Administration and Accounting Agreement between Registrant and The Bank of New York Mellon Corporation, dated March 20, 2009 is incorporated by reference to Post-Effective Amendment No. 86 to Registration Statement No. 333-148082 of the Registrant on Form N-1A (Exhibit (h)(1), filed on February 28, 2014.

(h)(2)	Transfer Agency and Service Agreement, dated March 20, 2009, between Registrant and The Bank of New York Mellon Corporation is incorporated by reference to Post-Effective Amendment No. 86 to Registration Statement No. 333-148082 of the Registrant on Form N-1A (Exhibit (h)(2)), filed on February 28, 2014.

(h)(3)	Fee Schedule for Custody, Accounting, Administration and Transfer Agency Agreements is incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement No. 333-148082 of the Registrant on Form N-1A, filed on April 8, 2009.

(h)(4)	Form of Participant Agreement is incorporated by reference to Post-Effective Amendment No. 37 to Registration Statement No. 333-148082 of the Registrant on Form N-1A (Exhibit (h)(4)), filed on February 29, 2012.

(h)(5)	Amendment to Fund Administration and Accounting Agreement updating new ETF names is incorporated by reference to Post-Effective Amendment No. 86 to Registration Statement No. 333-148082 of the Registrant on Form N-1A (Exhibit (h)(5)), filed on February 28, 2014.

(h)(6)	Appendix 1 to the Transfer Agency and Service Agreement updating new ETF names is incorporated by reference to Post-Effective Amendment No. 86 to Registration Statement No. 333-148082 of the Registrant on Form N-1A (Exhibit (h)(6)), filed on February 28, 2014.

(h)(7)	Expense Limitation Agreement is incorporated by reference to Post-Effective Amendment No. 86 to Registration Statement No. 333-148082 of the Registrant on Form N-1A (Exhibit (h)(7)), filed on February 28, 2014.

(i)	Opinion and consent of counsel is incorporated by reference to Post-Effective Amendment No. 86 to Registration Statement No. 333-148082 of the Registrant on Form N-1A (Exhibit (i)), filed on February 28, 2014.

(j)	Consent of Independent Registered Public Accounting Firm: Not applicable.

(k)	Not applicable

(l)	Initial Capital Agreement is incorporated by reference to Post-Effective Amendment No. 86 to Registration Statement No. 333-148082 of the Registrant on Form N-1A (Exhibit (l)), filed on February 28, 2014.

(m)	Distribution and Service Plan, as amended April 17, 2013, is incorporated by reference to Post-Effective Amendment No. 86 to Registration Statement No. 333-148082 of the Registrant on Form N-1A (Exhibit (m)), filed on February 28, 2014.

(n)	Not applicable

(o)	Not applicable

(p)(1)	Code of Ethics adopted under Rule 17j-1 for Registrant, effective April 14, 2014, is incorporated by reference to Post-Effective Amendment No. 39 to Registration Statement No. 333-146374 of Columbia Funds Variable Series Trust II on Form N-1A (Exhibit (p)(1)), filed on May 15, 2014.

(p)(2)	Columbia Management Investment Advisers, LLC, Columbia Management Investment Distributors, Inc. and Threadneedle International Ltd Code of Ethics, effective December 8, 2014,

is incorporated by reference to Post-Effective Amendment No. 120 to Registration Statement No. 333-131683 of Columbia Funds Series Trust II on Form N-1A (Exhibit (p)(2)), filed on November 25, 2014.

(3)	Code of Ethics of Distributor is incorporated by reference to Post-Effective Amendment No. 86 to Registration Statement No. 333-148082 of the Registrant on Form N-1A (Exhibit (p)(3)), filed on February 28, 2014.

Item 29.	Persons Controlled by or Under Common Control with the Fund

None.

Item 30.	Indemnification

Article IX of the Registrant’s Trust Instruments provides that trustees and officers of the Registrant, including persons who act at the request of the Registrant as directors, trustees, officers, employees or agents of another organization in which the Registrant has an interest as a shareholder, creditor or otherwise (“Covered Person”) shall be indemnified by the Registrant or the appropriate series against liability and expenses in connection with any proceeding in which he or she becomes involved by virtue of his or her being or having been a Covered Person, all as more fully set forth in the Trust Instrument, which is filed as an exhibit to this registration statement. Reference is also made to Article X of the Registrant’s Bylaws, which are filed as an exhibit to the registration statement.

Section 17(h) of the Investment Company Act of 1940 (“1940 Act”) provides that no instrument pursuant to which Registrant is organized or administered shall contain any provision which protects or purports to protect any trustee or officer of Registrant against any liability to Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

In accordance with Section 17(h) of the 1940 Act, the Trust Instrument provides that no Covered Person shall be indemnified against any liability to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

Pursuant to the Distribution Agreement, ALPS Distributors, Inc. agrees to indemnify and hold harmless the trustees and officers of the Registrant against any loss, liability, claim, damages or expense under specified circumstances, all as more fully set forth in the Registrant’s Distribution Agreement, which has been filed as an exhibit to the registration statement.

The trustees and officers of the Registrant and the personnel of the Registrant’s investment adviser are insured under an errors and omissions liability insurance policy. Registrant’s investment adviser, Columbia Management Investment Advisers, LLC, maintains investment advisory professional liability insurance to insure it, for the benefit of Registrant and its non-interested trustees, against loss arising out of any effort, omission, or breach of any duty owed to Registrant or any series of Registrant by Columbia Management Investment Advisers, LLC.

Item 31.	Business and Other Connections of the Investment Adviser

To the knowledge of the Registrant, none of the directors or officers of Columbia Management Investment Advisers, LLC (the Investment Manager), the Registrant’s investment adviser, except as set forth below, are or have been, at any time during the Registrant’s past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature.

The Investment Manager, a wholly-owned subsidiary of Ameriprise Financial, Inc., performs investment advisory services for the Registrant and certain other clients. Information regarding the business of the Investment Manager and certain of its officers is set forth in the Prospectuses and Statements of Additional Information of the Registrant’s portfolios and is incorporated herein by reference. Information about the business of the Investment Manager and the directors and principal executive officers of the Investment Manager is also included in the Form ADV filed by the Investment Manager with the SEC pursuant to the Investment Advisers Act of 1940 (File No. 801-25943), which is incorporated herein by reference. In addition to their position with the Investment Manager, certain directors and officers of the Investment Manager also hold various positions with, and engage in business for, Ameriprise Financial, Inc. or its other subsidiaries. Prior to May 1, 2010, when Ameriprise Financial, Inc. acquired the long-term asset management business of Columbia Management Group, LLC from Bank of America, N.A., certain current directors and officers of the Investment Manager held various positions with, and engaged in business for, Columbia Management Group, LLC or other direct or indirect subsidiaries of Bank of America Corporation.

Item 32.	Principal Underwriters.

(a) ALPS Distributors, Inc. acts as the distributor for the Registrant and the following investment companies: 13D Activist Fund, ALPS Series Trust, Arbitrage Funds, AQR Funds, Babson Capital Funds Trust, BBH Trust, BLDRS Index Funds Trust, BPV Family of Funds, Broadview Funds Trust, Brown Management Funds, Caldwell & Orkin Funds, Inc., Campbell Multi-Strategy Trust, Centaur Mutual Funds Trust, Century Capital Management Trust, CornerCap Group of Funds, Cortina Funds, Inc., CRM Mutual Fund Trust, Cullen Funds, DBX ETF TRUST, db-X Exchange-Traded Funds Inc., Drexel Hamilton Mutual Funds, EGA Emerging Global Shares Trust, EGA Frontier Diversified Core Fund, Financial Investors Trust, Firsthand Funds, Heartland Group, Inc., Henssler Funds, Inc., Holland Balanced Fund, IndexIQ Trust, Index IQ ETF Trust, James Advantage Funds, Laudus Trust, Laudus Institutional Trust, Mairs & Power Funds Trust, Oak Associates Funds, Pax World Series Trust I, Pax World Funds Trust II, PowerShares QQQ 100 Trust Series 1, RiverNorth Funds, Russell Exchange Traded Funds Trust, SPDR Dow Jones Industrial Average ETF Trust, SPDR S&P 500 ETF Trust, SPDR S&P MidCap 400 ETF Trust, Stadion Investment Trust, Stone Harbor Investment Funds, Transparent Value Trust, Wakefield Alternative Series Trust, Wasatch Funds, WesMark Funds, Westcore Trust, Whitebox Mutual Funds, Williams Capital Liquid Assets Fund, Wilmington Funds and WisdomTree Trust.

(b) To the best of Registrant’s knowledge, the directors and executive officers of ALPS Distributors, Inc., are as follows:

Name*	Position with Underwriter	Positions with Fund
Edmund J. Burke	Director	None
Thomas A. Carter	President, Director	None
Jeremy O. May	Executive Vice President, Director	None

Bradley J. Swenson	Senior Vice President, Chief Compliance Officer	None
Robert J. Szydlowski	Senior Vice President, Chief Technology Officer	None
Eric Parsons	Vice President, Controller and Assistant Treasurer	None
Steven Price	Vice President, Deputy Chief Compliance Officer	None
James Stegall	Vice President, Institutional Sales Manager	None
Gary Ross	Vice President, Director of Sales	None
Erin D. Nelson	Vice President, Assistant General Counsel	None
JoEllen Legg	Vice President, Assistant General Counsel	None
David T. Buhler	Vice President, Senior Associate Counsel	None
Rhonda A. Mills	Vice President, Associate Counsel	None
Jennifer T. Welsh	Vice President, Associate Counsel	None
Paul F. Leone	Vice President, Associate Counsel	None
Randall D. Young	Secretary	None
Gregg Wm. Givens	Vice President, Treasurer and Asst. Secretary	None

*	The principal business address for each of the above directors and executive officers is 1290 Broadway, Suite 1100, Denver, Colorado 80203.

Item 33.	Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder are maintained at the offices of the: (a) Registrant; (b) Investment Manager; (c) Principal Underwriter; (d) Administrator/ Fund Accountant/ Transfer Agent and (e) Custodian. The address of each is as follows:

(a)	Registrant

225 Franklin Street

Boston, MA 02110

(b)	Investment Manager

Columbia Management Investment Advisers, LLC,

225 Franklin Street

Boston, MA 02110

(c)	Principal Underwriter

ALPS Distributors, Inc.

1290 Broadway, Suite 1100

Denver, CO 80203

(d)(e)	Administrator/Fund Accountant/Transfer Agent/Custodian

The Bank of New York Mellon

One Wall Street

New York, New York 10286

Item 34.	Management Services

Not Applicable.

Item 35.	Undertakings

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, COLUMBIA ETF TRUST, has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Boston, and The Commonwealth of Massachusetts on the 23rd day of December, 2014.

COLUMBIA ETF TRUST

By:	/s/ J. Kevin Connaughton
J. Kevin Connaughton
President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on the 23rd day of December, 2014.

Signature	Capacity	Signature	Capacity

/s/ J. Kevin Connaughton	President	/s/ R. Glenn Hilliard*	Trustee
J. Kevin Connaughton	(Principal Executive Officer)	R. Glenn Hilliard

/s/ Michael G. Clarke	Chief Financial Officer	/s/ Stephen R. Lewis, Jr.*	Trustee
Michael G. Clarke	(Principal Financial Officer)	Stephen R. Lewis, Jr.

/s/ Joseph F. DiMaria	Chief Accounting Officer	/s/ Catherine James Paglia*	Trustee
Joseph F. DiMaria	(Principal Accounting Officer)	Catherine James Paglia

/s/ William P. Carmichael*	Chair of the Board	/s/ Leroy C. Richie*	Trustee
William P. Carmichael		Leroy C. Richie

/s/ Kathleen A. Blatz*	Trustee	/s/ Anthony M. Santomero*	Trustee
Kathleen A. Blatz		Anthony M. Santomero

/s/ Edward J. Boudreau, Jr.*	Trustee	/s/ Minor M. Shaw*	Trustee
Edward J. Boudreau, Jr.		Minor M. Shaw

/s/ Pamela G. Carlton*	Trustee	/s/ Alison Taunton-Rigby*	Trustee
Pamela G. Carlton		Alison Taunton-Rigby

/s/ Patricia M. Flynn*	Trustee	/s/ William F. Truscott*	Trustee
Patricia M. Flynn		William F. Truscott

/s/ William A. Hawkins*	Trustee
William A. Hawkins

*	By:	/s/ Ryan C. Larrenaga
	Name:	Ryan C. Larrenaga**
Attorney-in-fact

**	Executed by Ryan C. Larrenaga pursuant to Trustees Power of Attorney, dated April 17, 2013, and incorporated by reference to Post-Effective Amendment No. 64 to Registration Statement No. 333-148082 of the Registrant on Form N-1A (Exhibit (q)), filed with the Commission on May 3, 2013.